UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Arrowhead Research Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

042797100

(CUSIP Number)

January 24, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 042797100

1.	Names of Reporting Persons. David M. Knott I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,803,481

	6.	Shared Voting Power 200,500

	7.	Sole Dispositive Power 4,049,581

	8.	Shared Dispositive Power 53,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,102,881

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.06%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 042797100

1.	Names of Reporting Persons. Dorset Management Corporation I.R.S. Identification Nos. of above persons (entities only) 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,803,481

	6.	Shared Voting Power 200,500

	7.	Sole Dispositive Power 4,049,581

	8.	Shared Dispositive Power 53,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,102,881

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.06%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Arrowhead Research Corporation
	(b)	Address of Issuer’s Principal Executive Offices 1118 East Green Street Pasadena, California 91106

Item 2.
	(a)	Name of Person(s) Filing David M. Knott; Dorset Management Corporation
	(b)	Address of Principal Business Office or, if none, Residence 485 Underhill Boulevard, Suite 205 Syosset, New York 11791
	(c)	Citizenship David M. Knott—United States of America Dorset Management Corporation—New York
	(d)	Title of Class of Securities Common Stock, $0.001 par value
	(e)	CUSIP Number 042797100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
See Row 12 of pages 2 and 3 (“Type of Reporting Person”) for the Reporting Persons.
		☒	If this statement is filed pursuant to Rule 13d-1(c), check this box

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The responses of the Reporting Persons to Rows 5-9 on pages 2 and 3 are incorporated herein by reference.  In addition, the Reporting Persons hold warrants to purchase an aggregate of 357,143 shares of Common Stock.  The warrants are exercisable on July 25, 2006.

(b) Percent of class: The responses of the Reporting Persons to Row 11 on pages 2 and 3 are incorporated herein by reference.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
The responses of the Reporting Persons to Rows 5-8 on pages 2 and 3 are incorporated herein by reference.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2006	/s/ David M. Knott
Signature

Dated: February 1, 2006	DORSET MANAGEMENT CORPORATION By: /s/ David M. Knott
Signature
David M. Knott, President
Name/Title